March 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Biotricity, Inc.  (the “Company”)

Registration Statement on Form S-1

File No. 333-222962

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00p.m on Friday March 9, 2018, or as soon thereafter as is practicable.

Very truly yours, BIOTRICTY INC. By: :/s/ Waqaas Al-Siddiq Waqaas Al-Siddiq CEO and Chairman

275 Shoreline Blvd, Suite 150 Redwood City, CA 94065 USA	75 International Blvd, Suite 300 Toronto, ON M9W 6L9 Canada	1.800.590.4155 info@biotricity.com www.biotricity.com